Exhibit 99.1

St. John's, NL - October 27, 2023

FORTIS INC. RELEASES THIRD QUARTER 2023 RESULTS

This news release constitutes a "Designated News Release" incorporated by reference in the prospectus supplement dated September 19, 2023 to Fortis' short form base shelf prospectus dated November 21, 2022.

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS), a well-diversified leader in the North American regulated electric and gas utility industry, released its third quarter results1.

Highlights
•Third quarter net earnings of $394 million or $0.81 per common share, up from $326 million or $0.68 per common share in 2022
•Adjusted net earnings per common share2 of $0.84, up from $0.71 in the third quarter of 2022
•Released 2024-2028 capital plan of $25 billion, representing 6.3% average annualized rate base growth
•Capital expenditures2 of $3.0 billion through September; $4.3 billion annual capital plan on track
•Key regulatory decisions received in Western Canada and Arizona

“The fundamentals of our North American regulated energy delivery businesses remain resilient despite volatility in the macroenvironment in which we operate,” said David Hutchens, President and Chief Executive Officer of Fortis Inc. “We have delivered strong results for the third quarter, driven by the continued execution of our annual capital plan and the completion of key regulatory proceedings in Arizona and British Columbia.”

Net Earnings
The Corporation reported net earnings attributable to common equity shareholders ("Net Earnings") of $394 million for the third quarter, or $0.81 per common share, compared to $326 million, or $0.68 per common share for the third quarter of 2022. The increase reflects the new cost of capital parameters approved for the FortisBC utilities in September 2023 retroactive to January 1, 2023. Also contributing to earnings was higher retail revenue in Arizona, due to warmer weather and new customer rates at Tucson Electric Power ("TEP") effective September 1, 2023, and rate base growth across our utilities. A higher U.S.-to-Canadian dollar foreign exchange rate and higher earnings at Aitken Creek, reflecting market conditions, also favourably impacted earnings. Earnings were tempered by lower long-term wholesale and transmission revenue, as well as higher operating and corporate finance costs. In addition, earnings per share for the quarter reflects an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's dividend reinvestment plan.

On a year-to-date basis, Net Earnings were $1.1 billion, or $2.32 per common share, an increase of $165 million, or $0.31 per common share compared to the same period in 2022. The increase reflects the same factors discussed for the quarter except that an increase in the market value of certain investments that support retirement benefits, and lower depreciation expense at UNS Energy associated with the retirement of the San Juan generating station in 2022, also favourably impacted results.

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1    Financial information is presented in Canadian dollars unless otherwise specified.
2    Non-U.S. GAAP Financial Measures - Fortis uses financial measures that do not have a standardized meaning under generally accepted accounting principles in the United States of America ("U.S. GAAP") and may not be comparable to similar measures presented by other entities. Fortis presents these non-U.S. GAAP measures because management and external stakeholders use them in evaluating the Corporation's financial performance and prospects. Refer to the Non-U.S. GAAP Reconciliation provided herein. Adjusted Net Earnings for 2023 continues to include earnings for Aitken Creek (see "Adjusted Net Earnings" on page ii)

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Adjusted Net Earnings2
Adjusted net earnings attributable to common equity shareholders ("Adjusted Net Earnings") of $411 million for the third quarter, or $0.84 per common share, were $70 million, or $0.13 per common share higher than the same period in 2022. On a year-to-date basis, Adjusted Net Earnings were $1.2 billion, or $2.37 per common share, an increase of $170 million, or $0.31 per common share compared to the same period in 2022. The increase for the quarter and year-to-date periods reflect the same factors discussed for Net Earnings.

In May 2023, FortisBC Holdings Inc. entered into a definitive share purchase and sale agreement with a subsidiary of Enbridge Inc. to sell its Aitken Creek business for approximately $400 million, subject to customary closing conditions and adjustments. In October 2023, the British Columbia Utilities Commission ("BCUC") approved the sale, satisfying all regulatory requirements. The sale is expected to close in the fourth quarter of 2023 with a March 31, 2023 effective date. Fortis continues to recognize earnings associated with Aitken Creek, post the effective date of the pending sale, in accordance with U.S. GAAP as the transaction has not yet closed. For the third quarter of 2023, and the six-month period since March 31, 2023, Aitken Creek contributed $13 million and $24 million, respectively, to Adjusted Net Earnings. Upon close of the transaction, management expects to exclude the gain to be recorded on the sale, as well as the earnings recognized since the March 31st effective date, in arriving at Adjusted Net Earnings and adjusted net earnings per share.

Non-U.S. GAAP Reconciliation
Periods ended September 30	Quarter			Year-to-Date
($ millions, except earnings per share)	2023	2022	Variance	2023	2022	Variance
Adjusted Net Earnings
Net Earnings	394	326	68	1,125	960	165
Adjusting items:
Unrealized loss (gain) on mark-to-market of derivatives[3]	8	(4)	12	18	3	15
Lake Erie Connector project suspension costs[4]	—	10	(10)	—	10	(10)
Revaluation of deferred income tax assets[5]	9	9	—	9	9	—
Adjusted Net Earnings	411	341	70	1,152	982	170
Adjusted net earnings per share ($)	0.84	0.71	0.13	2.37	2.06	0.31

Capital Expenditures
Additions to property, plant and equipment	952	907	45	2,797	2,600	197
Additions to intangible assets	31	44	(13)	122	151	(29)
Adjusting item:
Wataynikaneyap Transmission Power Project[6]	25	41	(16)	109	135	(26)
Capital Expenditures	1,008	992	16	3,028	2,886	142

2023 Capital Expenditures and New Five-Year Capital Plan
Our $4.3 billion annual capital plan is on track with $3.0 billion invested through September.

The Corporation's new 2024-2028 Capital Plan totals $25 billion, $2.7 billion higher than the previous five-year plan. The increase is driven by organic growth, largely reflecting regional transmission projects at ITC associated with tranche one of the Midcontinent Independent System Operator ("MISO") long-range transmission plan ("LRTP"), as well as investments in Arizona to support TEP's exit from coal. Investments supporting system adaptation and resiliency, customer growth and economic development are also driving capital growth across the Corporation's regulated utilities.

The Corporation's major capital projects continue to progress. In August 2023, FortisBC Energy commenced construction of the Eagle Mountain Woodfibre Gas Line project.

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3    Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek, net of income tax recovery of $3 million and $7 million for the three and nine months ended September 30, 2023, respectively (net of income tax expense of $2 million and income tax recovery of $1 million for the three and nine months ended September 30, 2022, respectively)
4    Represents costs incurred upon the suspension of the Lake Erie Connector project, net of income tax recovery of $4 million for the three and nine months ended September 30, 2022
5    Represents the revaluation of deferred income tax assets resulting from the reduction in the corporate income tax rate in the state of Iowa
6    Represents Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project, included in the Other Electric segment

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In October 2023, TEP announced the Roadrunner Reserve project, the largest battery energy storage system in TEP's portfolio. The 200 megawatt ("MW") system will store 800 MW hours of energy, enough to serve approximately 42,000 homes for four hours when deployed at full capacity. TEP will own and operate the system, which is included in the Corporation's five-year capital plan, has a total project cost of approximately $400 million, and is scheduled for completion in 2025.

The five-year capital plan is expected to be funded primarily by cash from operations and regulated utility debt. Common equity proceeds are expected to be sourced from the Corporation's dividend reinvestment plan and at-the-market common equity program.

Regulatory Updates
In August 2023, the Arizona Corporation Commission issued a decision on TEP's general rate application approving an increase in non-fuel revenue of US$100 million, a 9.55% rate of return on common equity ("ROE") and a 54.32% common equity component of capital structure. New customer rates became effective on September 1, 2023.

In September 2023, the BCUC issued a decision on the Generic Cost of Capital ("GCOC") proceeding. The decision resulted in a 9.65% ROE and a 45% common equity component of capital structure for FortisBC Energy, and a 9.65% ROE and a 41% common equity component of capital structure for FortisBC Electric. The new cost of capital parameters are retroactive to January 1, 2023.

In October 2023, the Alberta Utilities Commission ("AUC") issued decisions on the Third Performance-Based Rate-Setting ("PBR") Term and 2024 GCOC proceedings. Both decisions are effective January 1, 2024. The PBR decision establishes the parameters for the third PBR term for the period 2024-2028. In the GCOC decision, the AUC adopted a formulaic approach in determining the ROE which will adjust the notional ROE of 9.0% with reference to forecast long-term Government of Canada bond and utility bond yields. The ROE for 2024 is expected to be determined in the fourth quarter of 2023, with updates annually thereafter.

Sustainability
FortisBC has been awarded silver-level designation in Progressive Aboriginal RelationsTM ("PAR") from the Canadian Council of Aboriginal Business. The PAR certification program is an internationally recognized, Indigenous-led program that confirms corporate performance in Indigenous relations at the bronze, silver or gold level. Earning a PAR designation marks a significant achievement in FortisBC's long-standing commitment to fostering strong, respectful and mutually beneficial relationships with Indigenous communities.

Fortis is executing on the transition to a cleaner energy future and is on track to achieve its corporate-wide targets to reduce greenhouse gas ("GHG") emissions by 50% by 2030 and 75% by 2035 from a 2019 base year. Fortis expects to achieve these targets primarily through TEP's plan to reduce carbon emissions by exiting coal generation. TEP is expected to file its next Integrated Resource Plan in November 2023 with a preferred portfolio that aligns with the Corporation's carbon reduction objectives, while maintaining customer affordability and reliability. The Corporation's additional 2050 net-zero direct GHG emissions target reinforces Fortis' commitment to further decarbonize over the long-term, while continuing our focus on reliability and affordability.

Outlook
Fortis continues to enhance shareholder value through the execution of its capital plan, the balance and strength of its diversified portfolio of regulated utility businesses, and growth opportunities within and proximate to its service territories. While energy price volatility, global supply chain constraints, increasing interest rates and inflation represent potential concerns, the Corporation does not expect these factors to have a material impact on its operations or financial results in 2023.

The Corporation's $25 billion five-year capital plan is expected to increase midyear rate base from $36.8 billion in 2023 to $49.4 billion by 2028, translating into a five-year compound annual growth rate of 6.3%7.

Beyond the five-year capital plan, additional opportunities to expand and extend growth include: further expansion of the electric transmission grid in the U.S. to facilitate the interconnection of cleaner energy, including infrastructure investments associated with the Inflation Reduction Act of 2022 and the MISO LRTP; climate adaptation and grid resiliency investments; renewable gas solutions and liquefied natural gas infrastructure in British Columbia; and the acceleration of cleaner energy infrastructure investments across our jurisdictions.

Fortis expects its long-term growth in rate base will drive earnings that support dividend growth guidance of 4-6% annually through 2028, and is premised on the assumptions and material factors listed under "Forward-Looking Information".

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7    Calculated using a constant United States dollar-to-Canadian dollar exchange rate

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About Fortis
Fortis is a well-diversified leader in the North American regulated electric and gas utility industry with 2022 revenue of $11 billion and total assets of $66 billion as at September 30, 2023. The Corporation's 9,200 employees serve utility customers in five Canadian provinces, ten U.S. states and three Caribbean countries.

Forward-Looking Information
Fortis includes forward-looking information in this news release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions, have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for 2023 and 2024-2028; forecast rate base and rate base growth through 2028; the expected timing and outcome of the sale of Aitken Creek; the nature, timing, benefits and expected costs of certain capital projects, including the Eagle Mountain Woodfibre Gas Line project and the Roadrunner Reserve project, and additional opportunities beyond the capital plan, including investments related to the Inflation Reduction Act of 2022, the MISO LRTP, climate adaptation and grid resiliency, renewable gas solutions and liquefied natural gas infrastructure in British Columbia, and the acceleration of cleaner energy infrastructure; the expected sources of funding for the capital plan, including the expected sources of common equity proceeds; the expected timing, outcome and impact of regulatory proceedings and decisions; the expectation that energy price volatility, global supply chain constraints, increasing interest rates and inflation will not have a material impact on operations or financial results in 2023; the 2030 GHG emissions reduction target; the 2035 GHG emissions reduction target; TEP's plan to reduce carbon emissions by exiting coal generation; the expected timing and nature of TEP's 2023 Integrated Resource Plan; the 2050 net-zero direct GHG emissions target; and the expectation that long-term growth in rate base will drive earnings that support dividend growth guidance of 4-6% annually through 2028.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: no material impact from energy price volatility, global supply chain constraints and inflation; reasonable outcomes for regulatory proceedings and the expectation of regulatory stability; the successful execution of the capital plan; no material capital project and financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities beyond the capital plan; no significant variability in interest rates; no material changes in the assumed U.S. dollar to Canadian dollar exchange rate; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. For additional information with respect to certain risk factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this news release. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Teleconference and Webcast to Discuss Third Quarter 2023 Results
A teleconference and webcast will be held on October 27, 2023 at 8:30 a.m. (Eastern) during which David Hutchens, President and Chief Executive Officer and Jocelyn Perry, Executive Vice President and Chief Financial Officer will discuss the Corporation's third quarter financial results.

Shareholders, analysts, members of the media and other interested parties are invited to listen to the teleconference via the live webcast on the Corporation's website, https://www.fortisinc.com/investor-relations/events-and-presentations.

Those members of the financial community in North America wishing to ask questions during the call are invited to participate toll free by calling 1.888.886.7786 while those outside of North America can participate by calling 1.416.764.8658. Please dial in 10 minutes prior to the start of the call. No passcode is required.

An archived audio webcast of the teleconference will be available on the Corporation's website two hours after the conclusion of the call until November 27, 2023. Please call 1.877.674.7070 or 1.416.764.8692 and enter passcode 107521#.

Additional Information
This news release should be read in conjunction with the Corporation's September 30, 2023 Interim Management Discussion and Analysis and Condensed Consolidated Financial Statements. This and additional information can be accessed at www.fortisinc.com, www.sedarplus.ca, or www.sec.gov.

For more information, please contact:

Investor Enquiries	Media Enquiries
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications & Government Relations
Fortis Inc.	Fortis Inc.
248.946.3572	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com

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